[Chapman and Cutler LLP Letterhead]

January 27, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 15, 2019 (the “Registration Statement”). The Registration Statement relates to the Innovator S&P 500 Buffer ETFTM – February, Innovator S&P 500 Power Buffer ETFTM – February and Innovator S&P 500 Ultra Buffer ETFTM – February (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests confirmation that the Funds’ next filing will consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”).

Response to Comment 1

Pursuant to the Staff’s request, each Fund so confirms.

Comment 2 – General

The Staff requests that moving forward the Trust submit selective review requests pursuant to the revised procedures for processing registration statements under Investment Company Act Release No. 13768 (Feb. 15, 1984).

Response to Comment 2

Pursuant to the Staff’s request, the Trust confirms it will make the selective review requests moving forward.

Comment 3 –

Please confirm that the Funds will file an amended registration statement disclosing the final Cap within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 3

Pursuant to Rule 485A of the 1933 Act, the Registration Statement was set to go automatically effective on January 29, 2020. Prior to the effectiveness of the Registration Statement, the Funds filed an amended registration statement that discloses the Funds’ expected Cap ranges on January 27, 2020, scheduled to go effective on January 30, 2020 to comply with the Staff’s request that the Funds will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to the Funds’ launch, January 31, 2020. Accordingly, the Funds intend to file an amended registration statement disclosing each Funds’ Cap after 5:30 pm E.S.T. on January 31, 2020. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 4 – Cap Resets

In supplemental correspondence to the Staff, confirm how the Funds will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 4

The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 5 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 5

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 6 – S&P Suite

In her October 25, 2018 address at the ICI Securities Law Developments Conference, Dalia Blass (Director of Division of Investment Management) commented on the proper ordering of principal risks. The Staff notes that the principal risks should be ordered in order of importance rather than alphabetically.

Response to Comment 6

Pursuant to the Staff’s request, the principal risks have been reordered.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren